Prudential Investment Portfolios 3

PGIM QMA Global Tactical Allocation Fund

(formerly, Prudential QMA Global Tactical Allocation Fund)

AMENDMENT TO SUBADVISORY AGREEMENT

Amendment to Subadvisory Agreement made this 1st day of July 2018 between PGIM Investments LLC (the Manager) (formerly, Prudential Investments LLC) and Quantitative Management Associates LLC (QMA).

WHEREAS the Manager and QMA have mutually agreed to revise Schedule A of the Subadvisory Agreement, in order to reduce the subadvisory fee rate pursuant to which the Manager compensates QMA for the services provided by QMA to the PGIM QMA Global Tactical Allocation Fund under the Subadvisory Agreement;

NOW THEREFORE, the parties mutually agree as follows:

1.Effective as of July 1, 2018, the subadvisory fee rate schedule appearing in Schedule A is hereby deleted in its entirety, and is replaced with the following new subadvisory fee rate schedule:

0.65% on average daily net assets.

2. The Subadvisory Agreement is unchanged in all other respects.

IN WITNESS WHEREOF, the parties hereto have caused this instrument to be executed by their officers designated below as of the day and year first above written.

PGIM INVESTMENTS LLC

By: /s/ Scott E. Benjamin

Scott E. Benjamin, Executive Vice President

QUANTITATIVE MANAGEMENT ASSOCIATES LLC

By: /s/ Adam B. Broder

Adam B. Broder, Managing Director